[Company Letterhead]

December 12, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:     Tom Jones

Re:	Precision Optics Corporation, Inc. Registration Statement on Form S-1 Filed October 26, 2012 File No. 333-184618

Dear Mr. Jones:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to Friday, December 14, 2012 at 2:00 p.m. EST or as soon as practicable thereafter. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Joseph N. Forkey
Joseph N. Forkey
Chief Executive Officer

cc: Amy Trombly, Esq.